Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB T2S 2T4

Unbridled Energy Announces Amendment to Share Option Plan

and Cancellation of Stock Options

CALGARY and PITTSBURGH – July 16, 2009 - Unbridled Energy Corporation (TSX.V: UNE/OTCBB: UNEFF/Frankfurt: 04U) (the “Company”) has amended it Share Option Plan (the “Plan”) to change the maximum aggregate number of shares that may be reserved for issuance under the Plan from 10% of the issued and outstanding common shares at the time of the grant to 5% of the issued and outstanding common shares at the time of the grant.

In addition, as a result of the above-mentioned amendment to the Plan, certain senior officers of the Company, who are existing option holders, have agreed to the cancellation of options to acquire an aggregate of 165,000 common shares in the capital of the Company at an exercise price of $0.75 per share that were previously granted on August 17, 2006, September 5, 2006 and July 18, 2007 (each as to 55,000 common shares).

UNBRIDLED ENERGY CORPORATION

Joseph H. Frantz, Jr.

President & Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.